

TSX: NGD   NYSE American: NGD

NEW GOLD ACHIEVES 2025 TSX30 RANKING FOR TOP PERFORMANCE

September 9, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce that it has been recognized by the Toronto Stock Exchange ("TSX") as a top performer with the inclusion in the TSX30 for 2025. The Company ranked eleventh on the list of top 30 performing stocks on the TSX, with a share price appreciation of 394% over the trailing three-year period (June 30, 2022 – June 30, 2025).

"We are proud to receive this recognition on the 2025 TSX30," said Patrick Godin, President and CEO. "This achievement highlights the considerable growth New Gold has accomplished over the last three years. Those accomplishments have provided New Gold with a clear path toward increasing production and declining costs, leading to strong and sustained free cash flow generation for our shareholders. We are well positioned to achieve our goal of being the most valued intermediate gold and copper producer."

"The 2025 TSX30 captures the evolution of our capital markets, where companies are scaling to compete globally for market share and capital. These top performers represent diverse sectors unified by strategic positioning and proven execution," stated Loui Anastasopoulos, CEO of the Toronto Stock Exchange. "Together, this list highlights how companies are capitalizing on prevailing economic trends, with investors prioritizing sustainable value creation from companies with proven business models and strong cash flow generation, whether in transformative technologies or our world-class resource and industrial sectors."

For additional information on the 2025 TSX30 rankings, visit www.tsx.com/tsx30.

About New Gold
New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah	**Brandon Throop**
Executive Vice President and Chief Strategy Officer	Director, Investor Relations
Direct: +1 (416) 324-6027	Direct: +1 (647) 264-5027
Email: ankit.shah@newgold.com	Email: brandon.throop@newgold.com